UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Ann H. Lamont

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

March 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 098003106                                       13D                                                         Page 2 of 20

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

609,176 *

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

609,176 *

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5% **

14.

TYPE OF REPORTING PERSON

PN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

**Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 3 of 20

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

OO-LLC

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 4 of 20

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

CO

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 5 of 20

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 6 of 20

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 7 of 20

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 8 of 20

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 9 of 20

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 10 of 20

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 11 of 20

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

CUSIP NO. 098003106                                       13D                                                         Page 12 of 20

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

609,176 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

609,176 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,176 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.5%**

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of February 28, 2014), and the exercise of all warrants for Common Stock.  See Item 5.

** Please see the Explanatory Note below regarding the change in percentage of beneficial ownership since Amendment No. 3 was filed on March 7, 2013.

STATEMENT ON SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 4 is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on July 6, 2011, as amended by Amendment No. 1 filed on December 9, 2011 (“Amendment No. 1”), Amendment No. 2 filed on June 15, 2012 (“Amendment No. 2”) and Amendment No. 3 filed on March 7, 2013 (“Amendment No. 3” and the Schedule 13D, as amended, restated and/or supplemented, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule 13D.  This Amendment No. 4 is being filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall only refer to information that has materially changed since the filing of the Amendment No. 3 on March 7, 2013.

Explanatory Note:  The Reporting Persons have not effected any transactions of any securities of the Issuer since the filing of Amendment No. 3 on March 7, 2013.  The beneficial ownership percentage of the Reporting Persons reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 3 to Schedule 13D that primarily relates to a change in the number of shares of Common Stock issuable upon conversion of preferred stock due to accruing dividends.  The purpose of this Amendment No. 4 is to update certain information contained in the Schedule 13D in order to reflect certain transactions that were affected by Oak Investment Partners XII and the Issuer since the filing of Amendment No. 3 on March 7, 2013, specifically:

•

A change in the number of outstanding shares of Common Stock that resulted from a 1-for-400 reverse stock split that was effected by the Company on April 25, 2013, as disclosed by the Company in its Current Report on Form 8-K filed by the Company on April 30, 2013;

•

The issuance of the Oak Note (as defined in Item 4 below) by Subsidiary (as defined in Item 4 below) to Oak Investment Partners XII and the related execution of the Pledge Agreement (as defined in Item 4 below); and

•

The execution by the Issuer of a Merger Agreement (as defined in Item 4 below) and the related execution of the Stockholder Consent (as defined in Item 4 below) by Oak Investment Partners XII.

ITEM 2.

IDENTITY AND BACKGROUND

The fifth paragraph of subparagraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Issuer owning shares of Series E Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E Preferred Stock”), Series E-1 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-1 Preferred Stock”) and/or Series E-2 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-2 Preferred Stock”) and that are parties to the Amended and Restated Series E Stockholders’ Agreement (as defined below) (the “Non-Reporting Persons”).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 2,493,637 which represents approximately 91.1% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 243,438 shares of Common Stock outstanding as of March 5, 2014, as represented by the Issuer in the Merger Agreement (as defined below in Item 4), plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of February 28, 2014.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed because of equity owned by Oak Investment Partners XII as follows.  Assuming conversion as of February 28, 2014, Oak Investment Partners XII owns warrants exercisable in the aggregate into 142,857 shares of Common Stock of the Issuer, warrants exercisable in the aggregate into 64,285 shares of Common Stock of the Issuer, warrants exercisable in the aggregate into 42,857 shares of Common Stock of the Issuer, shares of Series C Preferred Stock convertible in the aggregate into 54,971 shares of Common Stock, shares of Series E Preferred Stock convertible in the aggregate into 179,648 shares of Common Stock and shares of Series E-2 Preferred Stock convertible in the aggregate into 124,558 shares of Common Stock.  Details of the terms of the transactions and securities are discussed in more detail in the following paragraphs.

ITEM 4.

PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Notes and Pledge Agreement

On February 26, 2014, following a request by the Issuer to certain of the holders of its Series E-2 Preferred Stock to provide certain financing to the Issuer, Bonds.com Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Subsidiary”), issued to Oak Investment Partners XII, and Oak Investment Partners XII purchased a Secured Promissory Note from Subsidiary in the original principal amount of $271,275 ( the “Oak Note”).  In addition, certain of the other holders of the Issuer’s Series E-2 Preferred Stock were issued and purchased Secured Promissory Notes in the following original principal amounts: (i) GFINet Inc. in the principal amount of $271,275; (ii) Mida Holdings in the principal amount of $542,550; (iii) Daher Bonds Investment Company in the principal amount of $361,700 and (iv) Trimarc Capital Fund, L.P. in the principal amount of $53,200 (collectively, together with the Oak Note, the “Notes”).

The Notes accrue interest at a rate of 10% per annum and are due and payable on the earlier of (a) the date that is the three month anniversary of the date of the Notes, and (b) (i) a consolidation, merger, reorganization or other form of acquisition of or by the Issuer or Subsidiary in which the Issuer’s or Subsidiary’s stockholders immediately prior to the transaction retain less than 50% of the voting power of, or economic interest in, the surviving or resulting entity (or its parent) immediately after the transaction, (ii) a sale of more than a majority of Issuer’s or Subsidiary’s assets, or (iii) the acquisition by any person or group of persons of more than 50% of the Issuer’s or Subsidiary’s outstanding voting securities (such date, the “Maturity Date”).

In connection with the issuance of the Notes, on February 26, 2014, Subsidiary entered into that certain Pledge Agreement (the “Pledge Agreement”), by and among BCA LLC (“Secured Party”), as collateral agent and secured party for the benefit of the holders of the Notes, Subsidiary, as pledgor, and Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII and

Trimarc Capital Fund, L.P., each as holders of the Notes. Pursuant to the Pledge Agreement, among other things, Subsidiary granted to Secured Party, for the benefits of the holders of the Notes, a first priority security interest and lien upon all of Subsidiary’s right, title and interest in, whether now existing or hereafter acquired, Subsidiary’s shares in Bonds.com, Inc., a Delaware corporation and indirect wholly-owned subsidiary of the Issuer, and the proceeds of such shares (collectively, the “Collateral”), in order to secure Subsidiary’s obligations under the Notes.

The foregoing description of the Notes is qualified in its entirety by reference to the full text of the Oak Note attached as Exhibit 99.19 to this Schedule 13D and incorporated in its entirety herein by reference.  The foregoing description of the Pledge Agreement is qualified in its entirety by reference to the full text of the Pledge Agreement attached as Exhibit 99.20 to this Schedule 13D and incorporated in its entirety herein by reference.

Merger Agreement and Stockholder Consent.

On March 5, 2014, the Issuer, MTS Markets International, Inc. (“MTS”), an affiliate of the London Stock Exchange Group, and MMI Newco Inc., a wholly-owned subsidiary of MTS (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Reporting Persons are not affiliated with MTS or Merger Sub.  On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of MTS (the “Merger”). As disclosed by the Issuer, the aggregate cash consideration is approximately $15 million according to the terms of the Merger Agreement and subject to certain adjustments described therein.

Pursuant to the Merger Agreement, MTS will place $1.5 million of proceeds pursuant to the Merger into escrow to cover the purchase price adjustment and certain potential indemnity claims. In the absence of claims, these funds will be released to the holders of the Series E-2 Preferred Stock, including the Reporting Persons, in increments of $500,000 beginning on the first anniversary of the closing of the Merger and continuing on the 18 and 24 month anniversaries of the closing of the Merger. In addition, an amount not less than $100,000 and not greater than $200,000 will be set aside and held as a reserve for expenses incurred by a stockholder representative in connection with such person’s duties as a stockholder representative.

In connection with the Merger Agreement, certain of the Issuer’s stockholders, including the Reporting Persons, have executed a Written Consent of Certain Stockholders of Bonds.com Group, Inc. (the “Stockholder Consent”) on or about March 11, 2014, pursuant to which those stockholders, including Oak Investment Partners XII, have affirmatively approved the Merger Agreement and the transactions contemplated thereby. In addition, pursuant to the Stockholder Consent, among other things, Oak Investment Partners XII has agreed not to transfer, at any time prior to the effective time of the Merger, any shares of the Issuer’s capital stock held by Oak Investment Partners XII.

If the Merger is consummated, the outstanding shares of Common Stock will cease to be registered under the Exchange Act, and the Issuer will become a wholly-owned subsidiary of MTS.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement attached as Exhibit 99. 21 to this Schedule 13D and incorporated in its entirety herein by reference.  The foregoing description of the Stockholder Consent is qualified in its entirety by reference to the full text of the Stockholder Consent attached as Exhibit 99.22 to this Schedule 13D and incorporated in its entirety herein by reference.

Additional Disclosure

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Except as otherwise noted herein, the percentages used herein are calculated based on 243,438 shares of Common Stock outstanding as of March 5, 2014, as represented by the Issuer in the Merger Agreement.  Except as otherwise noted herein, the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in the Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on February 28, 2014.

 As of the close of business on February 28, 2014, Oak Investment Partners XII beneficially owns 609,176 shares of Common Stock, which represents 71.5% of the outstanding Common Stock.  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 243,438 shares of Common Stock outstanding as of March 5, 2014, as represented by the Issuer in the Merger Agreement, plus 124,558 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock, 179,648 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock, 54,971 shares of Common Stock issuable upon conversion of 8,795.34 shares of Series C Preferred Stock, 142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants, 64,285 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 42,857 shares of Common Stock issuable upon exercise of the June Common Stock Warrants, all assuming conversion as of February 28, 2014.

As a result of certain of the matters described in Item 4 above, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with the Non-Reporting Persons.  As of February 28, 2014, if the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 2,493,637 which represents approximately 91.1% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 243,438 shares of Common Stock outstanding as of March 5, 2014, as represented by the Issuer in the Merger Agreement, plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock, Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of February 28, 2014.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames are the managing members of Oak Associates XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of Common Stock held by such entities.

Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include 124,558 shares of Common Stock issuable upon conversion of 3,000 shares of Series E-2 Preferred Stock  presently held  by Oak Investment Partners XII, 179,648 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock presently held  by Oak Investment Partners XII, 54,971 shares of Common Stock issuable upon conversion of 8,795.34 shares of Series C Preferred Stock presently held  by Oak Investment Partners XII, 142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants presently held  by Oak Investment Partners XII, 64,285 shares of Common Stock issuable upon exercise of the December Common Stock Warrants and 42,857 shares of Common Stock issuable upon exercise of the June Common Stock Warrants presently held  by Oak Investment Partners XII, all assuming conversion as of February 28, 2014.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 99.1.  Additionally, the Reporting Persons have executed a Power of Attorney in connection with the filing of the Schedule 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 24 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 24.

The information provided in Item 4 relating to the Oak Note, the Pledge Agreement and the Stockholder Consent is hereby incorporated by reference in this Item 6.  The Oak Note is attached as Exhibit 99.19 to this Schedule 13D and incorporated in its entirety herein by reference.  The Pledge Agreement is attached as Exhibit 99.20 to this Schedule 13D and incorporated in its entirety herein by reference.  The Stockholder Consent is attached as Exhibit 99.22 to this Schedule 13D and incorporated in its entirety herein by reference.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated herein by reference to filings by parties other than Oak Investment Partners XII are identified as such.

EXHIBITS

Exhibit 24

Power of Attorney, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit No. 24 (SEC File No. 005-8545).

Exhibit 99.1

Agreement of Reporting Persons, dated July 6, 2011, among the Reporting Persons, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit 99.1 (SEC File No. 005-8545).

Exhibit 99.2

Unit Purchase Agreement, dated as of December 5, 2011, by and between Oak Investment Partners XII, GFINet Inc., Daher Bonds Investment Company, Mida Holdings and the Issuer and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.3

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.4

Form of Common Stock Warrant, incorporated by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.5

Form of Common Stock Warrant, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.2 (SEC File No. 000-51076)

Exhibit 99.6

Exchange Agreement, dated as of December 5, 2011, by and among the Issuer, Oak Investment Partners XII, Limited Partnership, GFINet Inc., UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.8

Series E Stockholders Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Exhibit 99.9

Asset Purchase Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.7 (SEC File No. 000-51076)

Exhibit 99.10

Certificate of Designation of Series C Convertible Stock, incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-51076)

Exhibit 99.11

Agreement With Respect to Conversion, dated as of February 2, 2011, by and among the Issuer and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.12

Amendment No. 1 to Agreement With Respect to Conversion, dated as of December 5, 2011, by and among the Issuer. and Oak Investment Partners XII, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.6 (SEC File No. 000-51076)

Exhibit 99.13

FINRA Letter Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.14

Letter Agreement, dated as of June 8, 2012, by and among the Issuer, GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on June 13, 2012 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.15

Amendment No. 1 to Series E Stockholders’ Agreement, dated May 16, 2012, by and among the Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on May 16, 2012 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Exhibit 99.16

Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, by and among the Oak Investment Partners XII and the Issuer, GFINet, Inc., Daher Bonds Investment Company, Mida Holdings, Trimarc Capital Fund, L.P.  and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Exhibit 99.17

Unit Purchase Agreement, dated as of February 28, 2013, by and between Trimarc Capital Fund, L.P. and the Issuer, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.18

Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2013, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., Daher Bonds Investment Company, Mida Holdings and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Exhibit 99.19

Secured Promissory Note, dated February 26, 2014, by and between Bonds.com Holdings, Inc. and Oak Investment Partners

Exhibit 99.20

Pledge Agreement, dated as of February 26, 2014, by and among BCA, LLC, as collateral agent for the Bridge Note Holders (as defined therein), Bonds.com Holdings,

Inc., Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII and Trimarc Capital Fund, L.P.

Exhibit 99.21

Agreement and Plan of Merger, dated as of March 5, 2014, by and among Issuer, MTS Markets International, Inc., and MMI Newco Inc, incorporated herein by reference to Current Report on Form 8-K filed on March 7, 2014 by the Issuer as original Exhibit Number 2.1 (SEC File No. 000-51076)

Exhibit 99.22

Written Consent of Certain Stockholders of Bonds.com Group, Inc., signed by Oak Investment Partners on March 11, 2014

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2014

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals